Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Six Months Ended June 30,
	2017	2016
Income from continuing operations before income taxes	$150,402	$192,902
Add:
Interest expense	81,661	70,651
Portion of rent expense representative of the interest factor	8,006	8,109
Income as adjusted	$240,069	$271,662

Fixed charges:
Interest expense	$81,661	$70,651
Portion of rent expense representative of the interest factor	8,006	8,109
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	—	14,927
Total fixed charges	$89,667	$93,687

Ratio of earnings to fixed charges	2.68	2.90

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.